UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2018

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Annual Financial Report dated 22 February 2018.
 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 22, 2018

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 22, 2018

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

22 February 2018

Barclays PLC

Annual Report and Accounts 2017

UK Listing Authority submissions

In compliance with Disclosure Guidance & Transparency Rule (DTR) 4.1, Barclays PLC announces that the following documents will today be submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

●  Barclays PLC Annual Report 2017;
●  Barclays PLC Strategic Report 2017; and
●  Pillar 3 Report for 2017

These documents may also be accessed via Barclays PLC's website at home.barclays/investorrelations

The Barclays PLC Strategic Report 2017 (or the full Annual Report 2017 for those shareholders who have requested it) will be posted to shareholders on Thursday, 22 March 2018.

Additional information

The following information is extracted from the Barclays PLC Annual Report 2017 (page references are to pages in the Annual Report) and should be read in conjunction with Barclays PLC's Final Results announcement issued on 22 February 2018.  Both documents can be found at home.barclays/investorrelations and together constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.  This material is not a substitute for reading the Barclays PLC Annual Report 2017 in full.

Risk Review

Material existing and emerging risks to the Group's future performance

Material risks are those to which senior management pay particular attention and which could cause the delivery of the Group's strategy, results of operations, financial condition and/or prospects to differ materially from current expectations.

Emerging risks are those that have largely unknown components, the impact of which could crystallise over a longer time horizon. These could currently be considered immaterial but over time may individually or cumulatively affect the Group's strategy and cause the same outcomes as detailed above regarding material risks. In addition, certain factors beyond the Group's control, including escalation of terrorism or global conflicts, natural disasters and similar calamities, although not detailed below, could have a similar impact on the Group.

The risks described below are material risks that senior management has identified with respect to the Group, which is defined as Barclays PLC and its consolidated subsidiaries (including the Barclays Bank PLC Group). In connection with the planned implementation in the first half of 2018 of ring-fencing certain of the Group's UK businesses, Barclays Bank PLC will transfer what are materially the assets and business of the Barclays UK division to another subsidiary of the Group, Barclays Bank UK PLC. Senior management expects that upon this transfer, the material risks with respect to the Barclays Bank PLC Group will be the same in all material respects as those risks with respect to the Group. For more information on certain risks senior management has identified with respect to the Barclays Bank PLC Group, see v) Certain potential consequences of ring-fencing to Barclays Bank PLC.

Material existing and emerging risks potentially impacting more than one Principal Risk

i)              Business conditions, general economy and geopolitical issues

The Group offers a broad range of services, including to retail, institutional and government customers, in a large number of countries. The breadth of these operations means that deterioration in the economic environment, or an increase in political instability in countries where the Group is active, or in any systemically important economy, could adversely affect the Group's operating performance, financial condition and prospects.

Although economic activity continued to strengthen globally in 2017 a change in global economic conditions and the reversal of the improving trend may result in lower client activity of the Group and/or an increase of the Group's default rates, delinquencies, write-offs, and impairment charges, which in turn could adversely affect the Group's performance and prospects.

 In several countries, reversals of capital inflows, as well as fiscal austerity, have already caused deterioration in political stability. This could be exacerbated by a renewed rise in asset price volatility or sustained pressure on government finances. In addition, geopolitical tensions in some areas of the world, such as the Korean Peninsula, the Middle East and Eastern Europe, are already acute and at risk of further deterioration, thus potentially increasing market uncertainties and adverse global economic and market conditions.

In the US, there is uncertainty around the policy platform of the administration which took office in 2017. There is the possibility of significant changes in policy in sectors including trade, healthcare and commodities which may have an impact on associated Barclays portfolios. A significant proportion of the Group's portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. Stress in the US economy, weakening GDP, an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment.

Most major central banks have indicated that they expect prevailing loose monetary policies to tighten. Should 'normalisation' paths diverge substantially, flows of capital between countries could alter significantly, placing segments with sizeable foreign currency liabilities, in particular emerging markets, under pressure. In addition, possible divergence of monetary policies between major advanced economies risks triggering further financial market volatility (see also ii) Interest rate rises adversely impacting credit conditions, below).

In the UK, the vote in favour of leaving the EU (see iii) Process of UK withdrawal from the European Union, below) has given rise to political uncertainty with attendant consequences for investment and market confidence. The initial impact was a depreciation of Sterling resulting in higher costs for companies exposed to imports and a more favourable environment for exporters. Rising domestic costs resulting from higher import prices may impact household incomes and the affordability of consumer loans and mortgages. In turn this may affect businesses dependent on consumers for revenue. There has also been a reduction in activity in both commercial and residential real estate markets which has the potential to impact value of real estate assets and adversely affect mortgage assets.

Sentiment towards emerging markets as a whole continues to be driven in large part by developments in China, where there is some concern around the ability of authorities to manage growth while transitioning from manufacturing towards services. Although the Chinese government's efforts to stably increase the weight of domestic demand have had some success, the pace of credit growth remains a concern, given the high level of leverage and despite regulatory action. A stronger than expected slowdown could result if authorities fail to appropriately manage the end of the investment and credit-led boom.

Deterioration in emerging markets could affect the Group if it results in higher impairment charges for the Group via sovereign or counterparty defaults.

More broadly, a deterioration of conditions in the key markets where the Group operates could affect performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity, including demand for borrowing from creditworthy customers, or indirectly, a material adverse impact on GDP growth in significant markets and therefore on Group performance; (ii) higher levels of default rates and impairment; (iii) mark to market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties (iv) reduced ability to obtain capital from other financial institutions for the Group operations; and (v) lower levels of fixed asset investment and productivity growth overall.

ii)             Interest rate rises adversely impacting credit conditions

To the extent that central banks increase interest rates particularly in the Group's main markets, in the UK and the US, there could be an impact on consumer debt affordability and corporate profitability.

While interest rate rises could positively impact the Group's profitability, as retail and corporate business income may increase due to margin de-compression, future interest rate increases, if larger or more frequent than expectations,  could cause stress in the loan portfolio and underwriting activity of the Group. Higher credit losses driving an increased impairment allowance would most notably impact retail unsecured portfolios and wholesale non- investment grade lending.

Interest rates rising faster than expected could also have an adverse impact on the value of high quality liquid assets which are part of the Group Treasury function's investment activity that could consequently create more volatility through the Group's available for sale reserves than expected.

iii)            Process of UK withdrawal from the European Union

The uncertainty and increased market volatility following the UK's decision to leave the EU in 2019 is likely to continue until the exact nature of the future trading relationship with the EU becomes clear. The potential risks associated with an exit from the EU include:

■   Increased market risk with the impact on the value of trading book positions, mainly in Barclays International, expected to be driven predominantly by currency and interest rate volatility.

■  Potential for credit spread widening for UK institutions which could lead to reduced investor appetite for Barclays' debt securities, which could negatively impact the cost of and/or access to funding. Potential for continued market and interest rate volatility could affect the interest rate risk underlying, and potentially affect the value of the assets in the banking book, as well as securities held by Barclays for liquidity purposes.

■  Changes in the long-term outlook for UK interest rates which may adversely affect IAS 19 pension liabilities and the market value of equity investments funding those liabilities.

■  Increased risk of a UK recession with lower growth, higher unemployment and falling UK house prices. This would likely negatively impact a number of Barclays' portfolios, particularly in Barclays UK, notably: higher Loan to Value mortgages, UK unsecured lending including credit cards and Commercial Real Estate exposures.

■  Changes to current EU "Passporting" rights which will likely require adjustments to the current model for the Group's cross-border banking operation which could increase operational complexity and/or costs.

■   The ability to attract, or prevent the departure of, qualified and skilled employees may be impacted by the UK's future approach to the EU freedom of movement and immigration from the EU countries and this may impact Barclays' access to the EU talent pool.

■  The legal framework within which Barclays operates could change and become more uncertain as the UK takes steps to replace or repeal certain laws currently in force, which are based on EU legislation and regulation (including EU regulation of the banking sector). Certainty of existing contracts, enforceability of legal obligations and uncertainty around the outcome of disputes may be affected until the impacts of the loss of the current jurisdictional arrangements between UK and EU courts and the universal enforceability of judgements across the EU (including the status of existing EU case law) are fully known.

iv)            Regulatory change agenda and impact on business model

The Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management and consume significant levels of business resources. Furthermore, a more intensive regulatory approach and enhanced requirements together with the uncertainty (particularly in light of the UK's decision to withdraw from the EU) and potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

The most significant of the regulatory reforms affecting the Group in 2018 is the creation of the ring-fenced Bank under the Bank's structural reform programme (for more on Structural Reform, see Supervision and Regulation on page 204).

The implementation of these changes involves a number of risks which include:

■   The Group is restructuring its intra-group and external capital, funding and liquidity arrangements to meet regulatory requirements and support business needs. The changes will impact the sources of funding available to the different entities including their respective ability to access the capital markets. These changes may affect funding costs.

■  The changes to the Group structure may negatively impact the assessment made by credit rating agencies and creditors over time.

The risk profile and key risk drivers of the ring-fenced bank and the non ring-fenced bank will be specific to the activities and risk profile of each entity. As a result, different

Group entities such as Barclays Bank PLC may also be assessed differently in future which could result in differences in credit ratings. Changes to the credit assessment at the Group or individual entity level, including the potential for ratings downgrades and ratings differences across entities, could impact access and cost of certain sources of funding.

■   Implementation of ring-fencing introduces a number of execution risks. Technology change could result in outages or operational errors. Legal challenge to the ring-fence transfer scheme may delay the transfer of assets and liabilities to the ring-fenced bank. Delayed delivery could increase reputational risk or result in regulatory non-compliance.

■  There is a risk that Barclays does not meet regulatory requirements across the new structure. Failure to meet these requirements may have an adverse impact on the Group's profitability, operating flexibility, flexibility of deployment of capital and funding, return on equity, ability to pay dividends, credit ratings, and/or financial condition.

In addition to Structural Reform there are several other significant pieces of legislation/ areas of focus which will require significant management attention, cost and resource:

■  Changes in prudential requirements, including the proposals for amendment of the CRD IV and the BRRD (as part of the EU's risk reduction measures package) may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set  by international, EU or national authorities from time to time. Such or similar changes to prudential requirements or additional supervisory and prudential expectations, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as: increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets; restricting distributions on capital instruments; modifying the terms of outstanding capital instruments; modifying legal entity structure  (including with regard to issuance and deployment of capital, MREL and funding for the Group); changing the Group's business mix or exiting other businesses; and/or undertaking other actions to strengthen the Group's position. (See Treasury and capital risk on pages 164 to 190 and Supervision and Regulation on pages 197 to 204 for more information).

■  The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the reporting and clearing of standardised over the counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. Reforms in this area are ongoing with further requirements expected to be implemented in the course of 2018. More broadly, the recast Markets in Financial Instruments Directive in Europe (MiFID II), which came into force in January 2018, has fundamentally changed the European regulatory framework, and entails significant operational changes for market participants  in a wide range of financial instruments as well as changes in market structures and practices. In addition, the EU Benchmarks Regulation which also came into force in January 2018 regulates the administration  and use of benchmarks in the EU.  Compliance with this evolving regulatory framework entails significant costs for market participants and is having a significant impact on certain markets in which the Group, notably Barclays International, operates.

Other regulations applicable to swap dealers, including those promulgated by the US Commodity Futures Trading Commission, have imposed significant costs on the Group's derivatives business. These and any future requirements, including the US SEC's regulations relating to security-based swaps and the possibility of overlapping and/or contradictory requirements imposed on derivative transactions by regulators in different jurisdictions, are expected to continue to impact such business.

■  The Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the BoE, the EBA, the FDIC and the FRB. These exercises are designed to assess the resilience of banks to adverse economic or financial developments and enforce robust, forward- looking capital and liquidity management processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on the Group's or certain of its members' business model, data provision, stress testing capability and internal management processes and controls. The stress testing requirements to which the Group and its members are subject are becoming increasingly stringent. Failure to meet requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of the Group, could result in the Group being required to enhance its capital position, limit capital distributions or position additional capital in specific subsidiaries. For more information on stress testing, please see Supervision and Regulation on page 200.

■   The introduction and implementation of both PSD2 and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order (together "Open Banking") from January 2018 is anticipated to transform the traditional UK banking model and conventional relationship between a customer and their bank. It will do this by providing customers with the ability to share their transactional data with authorised third party service providers either for aggregation or payment services. It is anticipated that these aggregation or payment services will be offered by third parties to Barclays customers.

Members of the Barclays Group will be able to offer these same services to customers of other banks. A failure to comply with Open Banking requirements could expose Barclays to regulatory sanction, potential financial loss and reputational detriment. While Open Banking will affect the Group as a whole, the impact is likely to be particularly relevant for Barclays UK.

v)             Certain potential consequences of ring-fencing to Barclays Bank PLC

In connection with the planned implementation in the first half of 2018 of ring-fencing certain of the Group's UK businesses, Barclays Bank PLC will transfer what are materially the assets and business of the Barclays UK division to another subsidiary of the Group, Barclays Bank UK PLC. Senior management expects that upon this transfer, the material risks with respect to the Barclays Bank PLC Group will be the same in all material respects as those risks with respect to the Group. However, senior management has identified certain potential differences in risks with respect to the Barclays Bank PLC Group as compared to risks to the Group.

The transfer of the assets and liabilities of the Barclays UK division from Barclays Bank PLC will mean that the Barclays Bank PLC Group will be less diversified than the Group as a whole. Barclays Bank PLC will not be the parent of Barclays Bank UK PLC and thus will not have recourse to the assets of Barclays Bank UK PLC. Relative to the Group, the Barclays Bank PLC Group will be, among other things:

■  more focused on businesses outside the UK, particularly in the US, and thus more exposed to the US economy and more affected by movements in the US dollar (and other non-sterling currencies) relative to sterling, with a relatively larger portion of its business exposed to US regulation;

■  more focused on wholesale businesses, such as corporate and investment banking and capital markets, which expose Barclays Bank PLC Group to a broader range of market conditions and to counterparty and operational risks and thus the financial performance of Barclays Bank PLC may be subject to greater fluctuations relative to that of the Group as a whole or that of the ring-fenced bank;

■  more dependent on wholesale funding sources, as the UK retail deposit base will be transferred to the ring-fenced bank. The UK retail mortgage assets will also be transferred to the ring-fenced bank, which reduces Barclays Bank PLC's access to funding sources reliant on residential mortgage collateral. The Barclays Bank PLC Group may therefore experience more difficult financing conditions and/or higher costs of funding including in situations of stress. As a result of the implementation of ring-fencing, different Group entities, such as Barclays Bank PLC, may be assessed differently by credit rating agencies, which may result in different, and possibly more negative, assessments of Barclays Bank PLC's credit and thus in lower credit ratings than the credit ratings of the Group, which in turn could adversely affect the sources and costs of funding for Barclays Bank PLC; and

■   potentially subject to different regulatory obligations, including different liquidity requirements and capital buffers.

As a result of any or all of the foregoing, implementation of ring-fencing may adversely affect the market value and/or liquidity of securities issued by Barclays Bank PLC.

Material existing and emerging risks impacting individual Principal Risks

i)              Credit risk

a)             Impairment

The introduction of the impairment requirements of IFRS 9 Financial Instruments, implemented on 1 January 2018, results in higher impairment loss allowances that are recognised earlier, on a more forward looking basis and on a broader scope of financial instruments than is the case under IAS 39 and, as a result, will have a material impact on the Group's financial condition. Measurement involves increased complex judgement and impairment charges will tend to be more volatile. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted. The capital treatment on the increased reserves has the potential to adversely impact regulatory capital ratios. In addition, the move from incurred to expected credit losses has the potential to impact the Group's performance under stressed economic conditions or regulatory stress tests. For more information please refer to Note 1 on pages 241 to 246.

b)            Specific sectors

The Group is subject to risks arising from changes in credit quality and recovery rate of loans and advances due from borrowers and counterparties in a specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to the Group's portfolio which could have a material impact on performance.

 ■   UK real estate market. With UK property representing a significant portion of the overall UK Corporate and Retail credit exposure, the Group is at risk from a fall in property prices in both the residential and commercial sectors in the UK.

Strong house price growth in London and the South East of the UK, fuelled by foreign investment, strong buy-to-let (BTL) demand and subdued housing supply, has resulted  in affordability metrics becoming stretched. Average house prices as at the end of 2017 were more than 5.6 times average earnings.

■  Large single name losses. The Group has large individual exposures to single name counterparties both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group's results due to, for example, increased credit losses and higher impairment charges.

■   Leverage finance underwriting. The Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. The Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Group, mainly through Barclays International, or an increased capital requirement should there be a need to hold the exposure for an extended period.

ii)             Market risk

Market volatility

Elevated market volatility, which can be triggered and/or aggravated by disappointment in economic data, divergent monetary policies, political uncertainty or conflicts, would likely entail a significant deflation of assets which in turn may put under strain counterparties and have knock-on effects on the bank.

In addition, the Group's trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact the Group's ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

 iii)           Treasury and capital risk

The Group may not be able to achieve its business plans due to, among other things: a) being unable to maintain appropriate capital ratios; b) being unable to meet its obligations as they fall due; c) rating agency downgrades; d) adverse changes in foreign exchange rates on capital ratios; e) adverse movements in the pension fund; f ) non-traded market risk/ interest rate risk in the banking book.

a)             Inability to maintain prudential ratios and other regulatory requirements

Inability to maintain appropriate prudential ratios could lead to: an inability to support business activity; a failure to meet regulatory capital requirements including any additional capital add-ons or the requirements set for regulatory stress tests; increased cost of  funding due to deterioration in investor appetite or credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen the Group's capital or leverage position.

b)            Inability to manage liquidity and funding risk effectively

Inability to manage liquidity and funding risk effectively may result in the Group either not having sufficient financial resources to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause the Group to fail to meet regulatory liquidity standards, be unable to support day-to-day banking activities (including meeting deposit withdrawals or funding new loans) or no longer be a going concern.

The stability of the Group's current funding profile, in particular that part which is based on accounts and savings deposits payable on demand or at short notice, could be affected by the Group failing to preserve the current level of customer and investor confidence. The Group also regularly accesses the capital markets to provide long-term funding to support its operations. Several factors, including adverse macroeconomic conditions, adverse outcomes in legal, regulatory or conduct matters and loss of confidence by investors, counterparties and/ or customers in the Group, can affect the ability of the Group to access the capital markets and/ or the cost and other terms upon which the Group is able to obtain market funding.

c)             Credit rating changes and the impact on funding costs

Any potential or actual credit rating agency downgrades could significantly increase the Group's borrowing costs, credit spreads and materially adversely affect the Group's interest margins and liquidity position which may, as a result, significantly diverge from current expectations. Such adverse changes would also have a negative impact on the Group's overall performance.

 d)           Adverse changes in FX rates impacting capital ratios

The Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, the Group's regulatory capital ratios are sensitive to foreign currency movements, and any failure to appropriately manage the Group's balance sheet to take account of foreign currency movements could result in an adverse impact on regulatory capital and leverage ratios.

e)             Adverse movements in the pension fund

Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in a pension deficit which, depending on the specific circumstance, may require the Group to make substantial  additional contributions to its pension plans. The liabilities discount rate is a key driver and, in accordance with International Financial Reporting Standards (IAS 19), is derived from the yields of high quality corporate bonds (deemed to be those with AA ratings) and consequently includes exposure to both UK sovereign gilt yields and corporate credit spreads.

Therefore, the valuation of the Group's defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund, as the liabilities are adversely impacted by an increase in long-term inflation expectations.

f)             Non-traded market risk/interest rate risk in the banking book

A liquidity buffer investment return shortfall could increase the Bank's cost of funds and impact the capital ratios. The Bank's structural hedge programmes for interest rate risk in the banking book rely heavily on behavioural assumptions, as a result, the success of the hedging strategy is not guaranteed. A potential mismatch in the balance or duration of the hedge assumptions could lead to earnings deterioration.

iv)            Operational risk

a)             Cyber threat

The frequency of cyber attacks continues to grow on an annual basis and is a global threat which is inherent across all industries, including the financial sector. As the financial sector remains a primary target for cyber criminals, 2017 saw a number of highly publicised attacks involving ransomware, theft of intellectual property, customer data and service unavailability across a wide range of organisations.

The cyber threat increases the inherent risk to the availability of the Group's services and to the Group's data (whether it is held by the Group or in its supply chain), to the integrity of financial transactions of the Group, its clients, counterparties and customers. Failure to adequately manage this threat and to continually evolve enterprise security and provide an active cyber security response capability could result in increased fraud losses, inability to perform critical economic functions, customer detriment, potential regulatory censure and penalty, legal liability, reduction in shareholder value and reputational damage.

b)            Service resilience

Loss of or disruption to the Group's business processing, whether arising through impacts on technology systems, real estate services, personnel availability or the support of major suppliers, represents a material inherent risk theme for the Group.

Building resilience into business processes and into the services of technology, real estate and suppliers on which those processes depend can reduce disruption to the Group's business activities or avoid it altogether. Failure to do so may result in significant customer detriment, cost to reimburse losses incurred by our customers, potential regulatory censure or penalty, and reputational damage.

c)             Outsourcing

The Group depends on suppliers for the provision of many of its services and the development of future technology driven product propositions, though the Group continues to be accountable for risk arising  from the actions of such suppliers. Failure to monitor and control the Group's suppliers could potentially lead to client information, or critical infrastructures and services, not being adequately protected or available when required.

The dependency on suppliers and sub- contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on our ability to continue to provide services that are material to the Group, especially for those individual businesses within the Group to which many services are provided centrally by the newly established Group Service Company.

Failure to adequately manage outsourcing risk through control environments which remain robust to ever changing threats and challenges could result in increased losses, inability to perform critical economic functions, customer detriment, potential regulatory censure and penalty, legal liability and reputational damage.

d)            Operational precision and payments

The risk of material errors in operational processes, including payments, are exacerbated during the present period of significant levels of structural and regulatory change, the evolving technology landscape, and a transition to digital channel capabilities.

Material operational or payment errors could disadvantage the Group's customers, clients or counterparties and could result in regulatory censure and penalties, legal liability, reputational damage and financial loss by the bank.

e)             New and emergent technology

Technological advancements present opportunities to develop new and innovative ways of doing business across the Group, with new solutions being developed both in-house and in association with third party companies. Introducing new forms of technology has the potential to increase inherent risk.

Failure to closely monitor risk exposure could lead to customer detriment, loss of business, regulatory censure, missed business opportunity and reputational damage.

f)             Fraud

Fraud is a constantly evolving risk to the Group. This is exacerbated during periods of significant change, including the digitisation of products, which carry higher levels of inherent risk. As the Group continues to invest in new and upgraded fraud systems, criminals continually adapt and become ever more sophisticated in their approach. Risks from social engineering and attempts to trick customers into authorising payments also continue to grow and increasing regulatory focus is placing more responsibility on the industry to protect consumers.

In addition, internal fraud arising from areas such as failure of the Group's trading controls could result in high profile material losses together with regulatory censure / penalties and significant reputational damage.

g)            Ability to hire and retain appropriately qualified employees

The Group has resource requirements to support existing revenue streams, moves into new business models and to deliver complex multi-year regulatory commitments and mandatory change. These commitments require diversified and specialist skilled colleagues and Barclays' ability to attract, develop and retain such a diverse mix of talent  is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors. External regulation such as the introduction of the Individual Accountability Regime and the required deferral and clawback provisions of our compensation arrangements may make Barclays a less attractive proposition relative to both our international competitors and other industries. Similarly, the impact of exit of the UK from the EU, in March 2019 (see Process of UK withdrawal from the European Union on pages 121 and 122), could potentially have a more immediate impact on our ability to hire and retain key employees.

Failure to attract or prevent the departure of appropriately qualified and skilled employees who are dedicated to overseeing and managing current and future regulatory standards and expectations, or who have the necessary diversified skills required to deliver the Group strategy, could negatively impact our financial performance, control environment and level of employee engagement. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.

 h)           Tax risk

The Group is required to comply with the domestic and international tax laws and  practice of all countries in which it has business operations. There is a risk that the Group could suffer losses due to additional tax charges,  other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Group. The Tax Cuts and Jobs Act has introduced substantial changes to the US tax system, including the introduction of a new tax, the Base Erosion Anti-Abuse Tax. These changes have increased the Group's tax compliance obligations and require a number of system and process changes which introduce additional operational risk. In addition, increasing customer tax reporting requirements around the world and the digitisation of the administration of tax has potential to increase the Group's tax compliance burden further.

i)              Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements include credit impairment charges for amortised cost assets, taxes, fair value of financial instruments, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters.  There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in significant loss to the Group, beyond what was anticipated or provided for.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group.

j)              Data management & information protection

The Group holds and processes large volumes of data, including personally identifiable information, intellectual property, and financial data. Failure to accurately collect and maintain this data, protect it from breaches of confidentiality and interference with its availability exposes the Bank to the risk of loss or unavailability of data (including customer data covered under vi), c) Data protection and privacy below), data integrity issues and could result in regulatory censure, legal liability and reputational damage.

v)             Model risk

Enhanced model risk management requirements

Barclays relies on models to support a broad range of business and risk management activities, including informing business  decisions and strategies, measuring and limiting risk, valuing exposures (including the  calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk/reward evaluation, managing client assets, and meeting reporting requirements.

Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs. For instance, the quality of the data used in models across Barclays has a material impact on the accuracy and completeness of our risk and financial metrics.

Models may also be misused. Model errors or misuse may result in the Group making inappropriate business decisions and being subject to financial loss, regulatory risk, reputational risk and/or inadequate capital reporting.

vi)            Conduct risk

There is the risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:

a)             Product governance and life cycle

Ineffective product governance, including design, approval and review of products, inappropriate controls over internal and third party sales channels and post sales services could lead to poor customer outcomes, as well as regulatory sanctions, financial loss and reputational damage.

b)            Financial crime

The Group may be adversely affected if it fails to effectively mitigate the risk that its employees or third parties facilitate, or that its products and services are used to facilitate financial crime (money laundering, terrorist financing, bribery and corruption and sanctions evasion). A major focus of US and UK government policy relating to financial institutions continues to be combating money laundering and enforcing compliance with US and EU economic sanctions. The failure to comply with such regulations may result in enforcement actions by the regulators and in the imposition of severe penalties, with a consequential impact on the Group's reputation and financial results.

c)             Data protection and privacy

Proper handling of personal data is critical to sustaining long-term relationships with our customers and clients and to meeting privacy laws and obligations. Failure to protect personal data can lead to potential detriment to our customers and clients, reputational damage, regulatory sanctions and financial loss, which under the new EU Data Protection Regulation may be substantial.

 d)           Regulatory focus on culture and accountability

Regulators around the world continue to emphasise the importance of culture and personal accountability and the adoption and enforcement of adequate internal reporting and whistleblowing procedures in helping to promote appropriate conduct and drive positive outcomes for customers, clients and markets. Failure to meet the requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules may lead to regulatory sanctions, both for the individuals and the firm.

vii)           Reputation risk

Barclays' association with sensitive sectors and its impact on reputation

A risk arising in one business area can have an adverse effect upon Barclays' overall reputation; any one transaction, investment or event that, in the perception of key stakeholders reduces their trust in the Group's integrity and competence, has the potential to give rise to reputation risk for Barclays and may result in loss of business, regulatory censure and missed business opportunity.

Barclays' association with sensitive sectors is an area of concern for stakeholders and the following topics are of regular interest:

■  Disclosure of climate risks and opportunities, including the activities of certain sections of the client base. This is becoming the subject of increased scrutiny from regulators, NGOs and other stakeholders.

■   The risks of association with human rights violations through the perceived indirect involvement in human rights abuses committed by clients and customers.

■   The manufacture and export of military and riot control goods and services by clients and customers.

viii)          Legal risk and legal, competition and regulatory matters

Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and breaches of legislation and/or regulations may negatively affect the Group's results, reputation and ability to conduct its business. Legal outcomes can arise as a consequence of legal risk or because of past and future actions, behaviours and business decisions as a result of other Principal Risks.

The Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of fines and other sanctions relating to the conduct of its business. In recent years, authorities have increasingly investigated past practices, pursued alleged breaches and imposed heavy penalties on financial services firms. This trend is expected to continue. A breach of applicable legislation and/or regulations could result in the Group or its staff being subject to criminal prosecution, regulatory censure, fines and other sanctions in the jurisdictions in which it operates, particularly in the UK and the US. Where clients, customers or other third parties are harmed by the Group's conduct, this may also give rise to legal proceedings, including class actions. Other legal disputes may also arise between the  Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties seeking damages, or may result in the Group's rights not being enforced as intended.

Details of legal, competition and regulatory matters to which the Group is currently exposed are set out in Note 29. In addition to matters specifically described in Note 29, the Group is engaged in various other legal proceedings in the UK and US and a number of other overseas jurisdictions which arise in the ordinary course of business. The Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in Note 29 on an ongoing basis.

The outcome of legal, competition and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict. However, in connection with such matters the Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution in certain circumstances; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group's business operations including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group's reputation; loss of confidence by investors, counterparties, clients and or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group's results of operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the period.

In January 2017, Barclays PLC was sentenced to serve three years of probation from the date of the sentencing order in accordance with the terms of its May 2015 plea agreement with the DOJ. During the term of probation Barclays PLC must, among other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. Potential consequences of breaching the plea agreement include the imposition of additional terms and conditions on the Group, an extension of the agreement, or the criminal prosecution of Group entities, which could, in turn, entail further financial penalties and collateral consequences and have a material adverse effect on the Group's business, operating results or financial position.

There is also a risk that the outcome of any legal, competition or regulatory matters in which the Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. A decision in any matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group.

Related party transactions and Directors' remuneration (Note 41)

Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes.

Subsidiaries

Transactions between Barclays PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group Financial Statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC, are fully disclosed in Barclays PLC's balance sheet and income statement. A list of the Group's principal subsidiaries is shown in Note 36.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies, which are not individually material. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Group's investments in associates and joint ventures is set out in Note 38.

Amounts included in the Group's financial statements, in aggregate, by category of related party entity are as follows

	Associates £m	Joint Ventures £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2017
Income / (expense)	(20)	38	4
Impairment releases	2	-	-
Total assets	2	1,048	2
Total liabilities	75	2	162
For the year ended and as at 31 December 2016
Income / (expense)	(20)	7	4
Impairment charges	(13)	-	-
Total assets	72	2,244	-
Total liabilities	94	95	260
For the year ended and as at 31 December 2015
Income / (expense)	(19)	40	4
Impairment charges	(4)	(2)	-
Total assets	36	1,578	-
Total liabilities	158	133	184

Guarantees, pledges or commitments given in respect of these transactions in the year were £27m (2016: £940m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds, unit trusts and investment funds were £3m (2016: £3m).

Key Management Personnel

The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Group Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding

	2017 £m	2016 £m
As at 1 January	9.2	9.8
Loans issued during the year	0.5	0.6
Loan repayments during the year/change of key management personnel	(4.9)	(1.2)
As at 31 December	4.8	9.2

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstanding

	2017 £m	2016 £m
As at 1 January	7.3	116.5
Deposits received during the year	25.7	18.9
Deposits repaid during the year/change of key management personnel	(26.1)	(128.1)
As at 31 December	6.9	7.3

Total commitments outstanding

Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2017 were £0.3m (2016: £0.2m).

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Directors and other Key Management Personnel

Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions, and is consistent with the approach adopted for disclosures set out on pages 93 to 116. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2017 £m	2016 £m
Salaries and other short-term benefits	33.9	31.9
Pension costs	0.1	0.2
Other long-term benefits	18.4	11.0
Share-based payments	26.8	21.9
Employer social security charges on emoluments	9.6	6.2
Costs recognised for accounting purposes	88.8	71.2
Employer social security charges on emoluments	(9.6)	(6.2)
Other long-term benefits - difference between awards granted and costs recognised	(9.8)	(2.5)
Share-based payments - difference between awards granted and costs recognised	(11.7)	(8.9)
Total remuneration awarded	57.7	53.6

Disclosure required by the Companies Act 2006

The following information regarding Directors is presented in accordance with the Companies Act 2006:

	2017 £m	2016 £m
Aggregate emoluments (a) Amounts paid under LTIPs (b)	8.5 1.1	8.1 -
	9.6	8.1
Notes
(a) The aggregate emoluments include amounts paid for the 2017 year. In addition, deferred share awards for 2017 will be made to James E Staley and Tushar Morzaria which will only vest subject to meeting certain conditions. The total of the deferred share awards is £1m (2016: £1.4m).
(b)  The figure above for "Amounts paid under LTIPs" relates to an LTIP award that was released to Tushar Morzaria in 2017. Dividend shares released on the award are excluded. The LTIP figure in the single total figure table for executive Directors' 2017 remuneration in the Directors' Remuneration report relates to the award that is scheduled to be released in 2018 in respect of the 2015-2017 LTIP cycle.

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2016: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2017, there were no Directors accruing benefits under a defined benefit scheme (2016: nil).

Directors' and Officers' shareholdings and options

The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 22 persons) at 31 December 2017 amounted to 12,460,877 (2016: 11,464,580) ordinary shares of 25p each (0.07% of the ordinary share capital outstanding).

At 31 December 2017, executive Directors and Officers of Barclays PLC (involving 11 persons) held options to purchase a total of 6,000 (2016: 22,527) Barclays PLC ordinary shares of 25p each at a price of 120p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2017 to persons who served as Directors during the year was £0.2m (2016: £0.2m). The total value of guarantees entered into on behalf of Directors during 2017 was £nil (2016: £nil).

Directors' responsibility statement

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.
The Directors are also responsible for preparing a Strategic Report, Directors' Report, Directors' Remuneration Report and Corporate Governance Statement in accordance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report and Financial Statements as they appear on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and Company and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out on pages 47 and 48, confirm to the best of their knowledge that:

a)     the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

b)    the management report, on page 4 to 37, which is incorporated in the Directors' Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Stephen Shapiro
Company Secretary
21 February 2018

Barclays PLC
Registered in England.
Company No. 48839

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 85,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets and the impact of any regulatory deconsolidation resulting from the sell down of the Group's interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2017), which will be available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.